

March 29, 2011

Paul J. Reilly
Chief Financial Officer
Arrow Electronics, Inc.
50 Marcus Drive
Melville, NY 11747

      Re: **Arrow Electronics, Inc.**
               Form 10-K for the fiscal year ended December 31, 2010
               Filed February 2, 2011
               File No. 001-04482

Dear Mr. Reilly:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition

Restructuring, Integration, and Other Charges, page 29

1.   Regarding the series of restructuring charges implemented in 2008, 2009 and
        2010, please tell us how your MD&A disclosure, including your Liquidity and
        Capital Resources discussion, considers the guidance from Question 4 of SAB
        Topic 5-P.

Liquidity and Capital Resources, page 35

2.   We see your disclosure that you had no borrowings under your revolving credit
        facility or asset securitization program at December 31, 2010 and 2009. Please
        tell us whether you had amounts outstanding under these facilities at any time
        during 2009 and 2010.

3.   If significant to an understanding of your liquidity, in future filings please clarify
        the amount of cash and cash equivalents held outside of the U.S. Additionally, to
        the extent material, please describe any significant amounts that may not be
        available for general corporate use related to cash and investments held by foreign
        subsidiaries where you consider earnings to be indefinitely invested. We refer
        you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements, page 50

Note 15. Contingencies, page 82

4.   With regard to the contingencies you disclose, in future filings, please disclose the
        amount or range of possible losses, disclose that any such amount in addition to
        the amount accrued is not material to the financial statements, or clarify that such
        amount cannot be estimated. Refer to FASB ASC 450-20-50-4 and SAB Topic 5-
        Y.

5.   Please tell us where the E.ON-related indemnification, reimbursement and tax
        receivables are recorded in your balance sheet. For each of these receivables,
        please describe to us the basis for your conclusion that recovery is probable and
        clarify the potential timing of collecting the receivables. We note your prior
        response to comment 4 of our December 8, 2008 letter. To the extent necessary,
        please expand or update the information previously provided.

6.   We refer to the penultimate sentence on page 84. Please tell us what the sentence "…because they have yet to make payment on the tendered losses" is intended to convey.

Exhibit 31(i) and 31(ii)

7.   We refer to paragraph 1. In future filings, please remove the defined term "(the "registrant")". Also, in paragraphs 2, 3 and 4, please remove the word "annual" when referencing the report. In general, the certifications should be exactly as specified in Item 601(b)(31)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James at 202-551-3671.

                                Sincerely,

                                Brian Cascio
                                Accounting Branch Chief